Exhibit 4.1
DESCRIPTION OF THE COMPANY’S COMMON STOCK
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934
The following is a summary of the material terms of the common stock of Kimball Electronics, Inc. (“Kimball Electronics,” the “Company,” “we,” “us,” or “our”) that is based on the Company’s Amended and Restated Articles of Incorporation and Amended and Restated By-Laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Articles of Incorporation or the Amended and Restated By-Laws. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Indiana law) for complete information about our capital stock. The Amended and Restated Articles of Incorporation and Amended and Restated By-Laws are included as exhibits to our Annual Report on Form 10-K.
General
Our authorized capital stock consists of 150 million shares of common stock, no par value per share, and 15 million shares of preferred stock, no par value per share, of which all of the preferred shares are undesignated. Our Board of Directors may establish the rights and preferences of the preferred shares from time to time. Our Common Stock is listed and principally traded on the Nasdaq Global Select Market of The Nasdaq Stock Market LLC under the ticker symbol “KE.”
Common Stock
Each holder of our shares of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders, and there are no cumulative voting rights, multiple voting rights, enhanced voting rights, voting certificates, or non-voting shares. Subject to any preferential rights of any outstanding preferred shares, holders of our common shares are entitled to receive ratably the dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of our business, holders of our common shares are entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred shares.
Holders of our shares of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common shares. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred equity that we may designate and issue in the future.
Preferred Stock
Under the terms of our Amended and Restated Articles of Incorporation, our Board of Directors is authorized, subject to limitations prescribed by the Indiana Business Corporation Law (“IBCL”), and by our Amended and Restated Articles of Incorporation, to issue up to 15 million shares of preferred equity in one or more series without further action by our shareholders. Our Board of Directors has the discretion, subject to limitations prescribed by the IBCL and by our Amended and Restated Articles of Incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares.
We believe that the power of our Board of Directors, without shareholder approval, to amend our Articles of Incorporation to classify or reclassify unissued shares of our preferred shares and thereafter to issue such classified or reclassified shares of preferred equity provides us with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series will be available for issuance without further action by our shareholders, unless shareholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not currently intend to do so, it could authorize us to issue an additional class or series of preferred equity that could, depending upon the terms of the additional class or series, delay, defer or prevent a transaction or a change of control of our Company, even if such transaction or change of control involves a premium price for our shareholders or other shareholders believe that such transaction or change of control may be in their best interests.
Anti-Takeover Effects of Various Provisions of Indiana Law and Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws
Provisions of the IBCL and our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the

Company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.
Under the IBCL, “control shares” are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:
•One-fifth or more but less than one-third;
•One-third or more but less than a majority; or
•A majority or more.
A “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within any 90-day period or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.
An “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders reside in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders reside in Indiana.
The provisions described above do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a bylaw adopted by the corporation’s board of directors, provide that they do not apply. Our Amended and Restated By-Laws do not so provide and, accordingly, the provisions described above do apply to us.
Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets Chapter 43’s specified “fair price” criteria.
For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.
The definition of “beneficial owner” for purposes of Chapter 43 means a person who, directly or indirectly, owns the subject shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.
The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our Amended and Restated Articles of Incorporation do not exclude us from Chapter 43 and, accordingly, the above provisions do apply to us.

Annual Election of Directors
Our Amended and Restated By-Laws provide for a classified board of directors divided into three classes as nearly equal in number as possible.
Each director serves for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected. The foregoing notwithstanding, each director will serve until their successor shall have been duly elected and qualified, unless such director resigns, becomes disqualified, disabled or otherwise be removed. No director, other than a director who is also an employee of the Company, shall serve more than four (4) consecutive three-year terms in such capacity unless otherwise determined by the Board of Directors; provided, however, that any years spent serving an incomplete term shall not be considered in such calculation. In addition, a director shall automatically retire at the close of the first annual shareholders meeting following their 72nd birthday, unless otherwise determined by the Board of Directors. At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of votes cast with respect to the director, provided that if as of the record date for such meeting the number of director nominees to be considered at the meeting exceeds the number of directors to be elected, each director shall be elected by a vote of the plurality of the shares represented in person or by proxy and entitled to vote on the election of directors. As used herein, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” such director. Our Amended and Restated By-Laws provide for a director resignation policy, which requires an incumbent director who does not receive the requisite affirmative majority of the votes cast for their re-election to immediately tender their resignation to the Board of Directors, after which the Compensation and Governance Committee will then make a recommendation to the Board on whether to accept the tendered resignation or to take other action.
Independent Chairperson or Lead Independent Director
The Board of Directors may elect an Independent Chairperson or a Lead Independent Director. If the Board of Directors determines that it will elect an Independent Chairperson or a Lead Independent Director, that Director shall be independent and shall be elected by a majority of the independent directors annually.
Removal of Directors
Our Amended and Restated Articles of Incorporation provide that our directors may be removed only at a meeting of shareholders or directors called expressly for that purpose and, in the case of removal by shareholders, only for cause. In addition, under Section 23-1-33-8(a) of the IBCL, and as provided in our Amended and Restated Articles of Incorporation, a director may be removed, with or without cause, by the affirmative vote of a majority of the directors then in office.
Amendments to Amended and Restated Articles of Incorporation
Our Amended and Restated Articles of Incorporation may be amended to the extent and in the manner permitted or prescribed by statute.
Amendments to By-Laws
Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws provide that our bylaws may be amended by our Board of Directors or our shareholders.
Size of Board and Vacancies
Our Amended and Restated By-Laws provide that the number of directors on our Board of Directors shall not be less than three or more than ten. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors, or the death, resignation, retirement, disqualification, removal from office or other cause, will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until their successor has been elected and qualified.
Special Shareholder Meetings
Our Amended and Restated By-Laws provide that only our Board of Directors or expressly authorized officers may call special meetings of our shareholders. Shareholders may not call special shareholder meetings. Business that may be transacted at special shareholder meetings is limited to business stated in the notice of the meeting. Shareholders may not submit business proposals for consideration at, or nominate persons for election as directors at, special shareholder meetings.

Shareholder Action by Unanimous Written Consent
Under Section 23-1-29-4(a) of the IBCL, and as provided in our Amended and Restated By-Laws, shareholders may act without a meeting only by unanimous written consent.
Requirements for Advance Notification of Shareholder Nominations and Proposals
Our Amended and Restated By-Laws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Our bylaws also provide that shareholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the SEC's universal proxy rules, specifically the timely notice and information required by Rule 14a-19 under the Exchange Act. These advance-notice requirements may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.
No Cumulative Voting
The IBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the company’s articles of incorporation provide otherwise. Our Amended and Restated Articles of Incorporation do not provide for cumulative voting.
Undesignated Preferred Shares
The authority that our Board of Directors possess to issue preferred shares could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may be able to issue preferred shares with voting or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common equity.
Forum Selection
Our Amended and Restated By-Laws provide that the state and U.S. federal courts located in the State of Indiana will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or other employees to us or our shareholders, any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the IBCL or our Amended and Restated Articles of Incorporation or Amended and Restated By-Laws or any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine.
Directors’ Duties and Liability
Under Chapter 35 of the IBCL, directors are required to discharge their duties in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner that the directors reasonably believe to be in the best interest of the corporation. Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness. This exculpation from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.
Indemnification
Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith, and in the case of official action, they reasonably believed the conduct was in the corporation’s best interests, and in all other cases, they reasonably believed the action taken was not against the best interests of the corporation, and in the case of criminal proceedings they either had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Chapter 37 of the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the corporation’s articles of incorporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. Under certain circumstances, a corporation may also pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 of the IBCL states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the corporation’s articles of incorporation, or bylaws or resolutions of the corporation’s board of directors or shareholders.
Our Amended and Restated Articles of Incorporation provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers and other employees against liability and reasonable expenses that may be incurred by them in connection with proceedings in which they are made a party by reason of their relationship to Kimball Electronics.
Consideration of Effects on Other Constituents
Chapter 35 of the IBCL provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the corporation’s board of directors, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Chapter 35 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under Chapter 35.
Authorized but Unissued Shares
Our authorized but unissued common and preferred shares will be available for future issuance without shareholder approval. We may use additional shares for a variety of purposes, including future public offerings or private placements to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued common and preferred shares could render more difficult, or discourage, an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.